NEWS RELEASE

STRATASYS RELEASES SECOND QUARTER 2018 FINANCIAL RESULTS

Second Quarter Revenue of $170.2 million

Second Quarter GAAP net loss of $3.6 million, or ($0.08) per diluted share, and non-GAAP net income of $8.1 million, or $0.15 per diluted share

Generated $13.0 million of cash from operations during the quarter

Minneapolis & Rehovot, Israel, August 1, 2018 — Stratasys Ltd. (NASDAQ: SSYS), a global leader in additive technology solutions, announced financial results for the second quarter of 2018.

Q2 2018 Financial Results Summary:

Revenue for the second quarter of 2018 was $170.2 million, compared to $170.0 million for the same period last year.

●	GAAP gross margin was 49.1% for the quarter, flat compared to the same period last year.
●	Non-GAAP gross margin was 52.5% for the quarter, compared to 53.0% for the same period last year.
●	GAAP operating loss for the quarter was $1.9 million, compared to operating loss of $5.0 million for the same period last year.
●	Non-GAAP operating income for the quarter was $10.6 million, compared to operating income of $11.1 million for the same period last year.
●	GAAP net loss for the quarter was $3.6 million, or ($0.08) per diluted share, compared to a net loss of $6.0 million, or ($0.11) per diluted share, for the same period last year.
●	Non-GAAP net income for the quarter was $8.1 million, or $0.15 per diluted share, compared to Non-GAAP net income of $9.2 million, or $0.17 per diluted share, reported for the same period last year.
●	Net R&D expenses for the quarter amounted to $23.7 million, an increase of 1.9% compared to the same period last year.
●	The Company generated $13.0 million in cash from operations during the second quarter and ended the period with $346.7 million in cash and cash equivalents.

“Our second quarter revenue was in-line with our expectations for the period, as we saw recovery in high-end system orders in North America and in certain verticals, specifically our customers in government, aerospace, and automotive,” said Elchanan (Elan) Jaglom, Interim Chief Executive Officer of Stratasys. “We are pleased with the increased adoption we are seeing for our production-focused solutions, including our new F900 Aircraft Interiors Certification Solutions (AICS) 3D Printer and our J700 Dental 3D Printer, both of which address the unique needs of production applications in their respective verticals for aerospace and dental. We continued our positive trend of cash generation and operational discipline, while we also continue to ramp up our investments in our core FDM and PolyJet technologies, new metal additive manufacturing platform, advanced composite materials, and software and application development.”

Financial Guidance:

Stratasys today reiterated the following information regarding the Company’s guidance for projected revenue and net income for the fiscal year ending December 31, 2018:

●	Revenue guidance of $670 to $700 million.
●	GAAP net loss of $41 to $25 million, or ($0.75) to ($0.46) per diluted share.
●	Non-GAAP net income of $16 to $27 million, or $0.30 to $0.50 per diluted share.
●	Non-GAAP operating margins of 4.5% to 6%.

Stratasys also updated the following guideline regarding the Company’s projected performance and strategic plans for 2018:

●	Capital expenditures are projected at $30 to $40 million, compared to previous projection of $40 to $50 million.

The Company’s guidance reflects increased investments in R&D, tools, materials, and additional resources aimed at expanding addressable markets by accelerating development efforts for the new metal additive manufacturing platform, further advancements based on its FDM and PolyJet technologies, and specific go-to-market initiatives in order to deepen customer engagement.

Given the expected ongoing negative impact of not recording a tax benefit on U.S. tax losses on the Company’s non-GAAP net income, the Company believes that the rate of growth in its non-GAAP operating income will be the best measure of its performance.

Non-GAAP earnings guidance excludes $32 to $34 million of projected amortization of intangible assets; $17 to $19 million of share-based compensation expense; and $7 to $9 million in reorganization and other related costs; and includes $4 to $5 million in tax expenses related to non-GAAP adjustments.

Stratasys Ltd. Q2 2018 Conference Call Details

The Company plans to hold a conference call to discuss its second quarter financial results on Wednesday, August 1, 2018 at 8:30 a.m. (ET).

The investor conference call will be available via live webcast on the Stratasys website at www.stratasys.com under the "Investors" tab; or directly at the following web address: https://edge.media-server.com/m6/p/2hp76z7i.

To participate by telephone, the domestic dial-in number is (866) 394-5776 and the international dial-in is (409) 350-3596. The access code is 7497765.

Investors are advised to dial into the call at least ten minutes prior to the call to register. The webcast will be available for 90 days on the "Investors" page of the Stratasys website or by accessing the provided web address.

Stratasys (NASDAQ: SSYS) is a global leader in additive technology solutions for industries including Aerospace, Automotive, Healthcare, Consumer Products and Education. For nearly 30 years, a deep and ongoing focus on customers’ business requirements has fueled purposeful innovations—1,200 granted and pending additive technology patents to date—that create new value across product lifecycle processes, from design prototypes to manufacturing tools and final production parts. The Stratasys 3D printing ecosystem of solutions and expertise—advanced materials; software with voxel level control; precise, repeatable and reliable FDM and PolyJet 3D printers; application-based expert services; on-demand parts and industry-defining partnerships—works to ensure seamless integration into each customer’s evolving workflow. Fulfilling the real-world potential of additive, Stratasys delivers breakthrough industry-specific applications that accelerate business processes, optimize value chains and drive business performance improvements for thousands of future-ready leaders around the world.

Corporate Headquarters: Minneapolis, Minnesota and Rehovot, Israel.

Online at: www.stratasys.com, http://blog.stratasys.com and LinkedIn.

Stratasys and Fortus are registered trademarks and the Stratasys signet is a trademark of Stratasys Ltd. and/or its subsidiaries or affiliates. All other trademarks are the property of their respective owners.

Cautionary Statement Regarding Forward-Looking Statements

The statements in this press release regarding Stratasys' strategy, and the statements regarding its projected future financial performance, including the financial guidance concerning its expected results for 2018, are forward-looking statements reflecting management's current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys' business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the degree of market acceptance of our 3D printers, high-performance systems and consumables, and the software and technology included in those systems; potential declines in the demand for, or the prices of, our products and services, or volume of our sales, due to decreased demand either for them specifically or in the 3D printing market generally; potential further charges against earnings that we could be required to take due to impairment of additional goodwill or other intangible assets; potential shifts in our product mix to lower-margin products or in our revenues mix towards our AM services business; any failure to adequately adapt our infrastructure and properly integrate the internal and external sources of our growth to generate intended benefits (including from the companies that we recently acquired); the impact of competition and new technologies; risks related to our relationships with our suppliers, resellers and independent sales agents, and our operations at our manufacturing sites; risks related to the international scope of our operations and regulatory compliance (including reporting, environmental, anti-corruption and other regulatory compliance) related to that scope of operations; risks related to the security of our information systems (including risks related to potential cyber-attacks); changes in the overall global economic environment or in political and economic conditions in the countries in which we operate; changes in our strategy; costs and potential liability relating to litigation and regulatory proceedings; and those additional factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, Item 5, “Operating and Financial Review and Prospects,” and all other parts of our Annual Report on Form 20-F for the year ended December 31, 2017 (the “2017 Annual Report”), filed with the Securities and Exchange Commission (the “SEC”) on February 28th, 2018. Readers are urged to carefully review and consider the various disclosures made throughout our 2017 Annual Report, and the Report on Form 6-K that attaches Stratasys’ unaudited, condensed consolidated financial statements as of, and for the quarter and six months ended, June 30, 2018, and its review of its results of operations and financial condition for those periods, which has been furnished to the SEC on or about the date hereof, and our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made, in this press release are made as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Use of non-GAAP financial measures

The non-GAAP data included herein, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our Company in gauging our results of operations (x) on an ongoing basis after excluding merger and acquisition related expense and reorganization-related charges or gains, and (y) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets, changes in fair value of obligations in connection with acquisitions and the corresponding tax effect of those items. These non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table below.

Stratasys Investor Relations
Yonah Lloyd
Vice President - Investor Relations
Yonah.Lloyd@stratasys.com

Stratasys Ltd

Consolidated Balance Sheets

(Unaudited)

(in thousands, except share data)
	June 30,	December 31,
	2018	2017
ASSETS

Current assets
Cash and cash equivalents	$346,697	$328,761
Accounts receivable, net	123,466	132,671
Inventories	117,039	115,717
Net investment in sales-type leases	4,758	7,208
Prepaid expenses	7,036	7,696
Other current assets	24,332	22,858

Total current assets	623,328	614,911

Non-current assets
Net investment in sales-type leases - long term	2,627	4,439
Property, plant and equipment, net	195,944	199,951
Goodwill	386,746	387,108
Other intangible assets, net	125,039	142,122
Other non-current assets	34,694	31,219

Total non-current assets	745,050	764,839

Total assets	$1,368,378	$1,379,750

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$47,189	$39,849
Current portion of long term-debt	5,143	5,143
Accrued expenses and other current liabilities	33,586	30,041
Accrued compensation and related benefits	30,290	35,356
Deferred revenues	54,063	52,908

Total current liabilities	170,271	163,297

Non-current liabilities
Long-term debt	24,571	27,143
Deferred tax liabilities	2,995	7,069
Deferred revenues - long-term	15,098	15,200
Other non-current liabilities	29,953	32,899

Total non-current liabilities	72,617	82,311

Total liabilities	242,888	245,608

Redeemable non-controlling interests	997	1,635

Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 thousands shares; 53,729 thousands shares and 53,631 thousands shares issued and outstanding at June 30, 2018 and December 31, 2017, respectively	146	145
Additional paid-in capital	2,670,404	2,663,274
Accumulated other comprehensive loss	(9,103)	(7,023)
Accumulated deficit	(1,536,954)	(1,523,906)
Equity attributable to Stratasys Ltd.	1,124,493	1,132,490
Non-controlling interest	-	17

Total equity	1,124,493	1,132,507

Total liabilities and equity	$1,368,378	$1,379,750

Stratasys Ltd.

Consolidated Statements of Operations

(in thousands, except per share data)
	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net sales
Products	$118,403	$121,021	$222,320	$236,108
Services	51,833	48,969	$101,749	$97,044
	170,236	169,990	324,069	333,152

Cost of sales
Products	53,262	54,723	98,480	109,203
Services	33,327	31,875	66,292	63,677
	86,589	86,598	164,772	172,880

Gross profit	83,647	83,392	159,297	160,272

Operating expenses
Research and development, net	23,689	23,251	48,799	47,885
Selling, general and administrative	61,887	65,186	118,892	130,061
	85,576	88,437	167,691	177,946

Operating loss	(1,929)	(5,045)	(8,394)	(17,674)

Financial income (expense), net	(83)	429	(75)	685

Loss before income taxes	(2,012)	(4,616)	(8,469)	(16,989)

Income tax expenses	205	1,308	806	2,634

Share in losses of associated companies	(1,360)	(229)	(7,433)	(517)

Net loss	(3,577)	(6,153)	(16,708)	(20,140)

Net loss attributable to non-controlling interests	(26)	(166)	(116)	(296)

Net loss attributable to Stratasys Ltd.	$(3,551)	$(5,987)	$(16,592)	$(19,844)

Net loss per ordinary share attributable to Stratasys Ltd.
Basic	$(0.08)	$(0.11)	$(0.33)	$(0.38)
Diluted	(0.08)	(0.11)	$(0.33)	$(0.38)

Basic	53,722	52,778	53,689	52,733
Diluted	53,722	52,778	53,689	52,733

Stratasys Ltd.
Reconciliation of GAAP to Non-GAAP Results of Operations

		Three Months Ended June 30,
		2018	Non-GAAP	2018	2017	Non-GAAP	2017
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$83,647	$5,708	$89,355	$83,392	$6,784	$90,176
	Operating income (loss) (1,2)	(1,929)	12,548	10,619	(5,045)	16,117	11,072
	Net income (loss) attributable to Stratasys Ltd. (1,2,3)	(3,551)	11,643	8,092	(5,987)	15,165	9,178
	Net income (loss) per diluted share attributable to Stratasys Ltd. (4)	$(0.08)	$0.23	$0.15	$(0.11)	$0.28	$0.17

(1)	Acquired intangible assets amortization expense		5,220			5,688
	Non-cash stock-based compensation expense		442			799
	Reorganization and other related costs		36			137
	Merger and acquisition related expense		10			160
			5,708			6,784

(2)	Acquired intangible assets amortization expense		2,539			2,588
	Non-cash stock-based compensation expense		3,836			4,532
	Change in fair value of obligations in connection with acquisitions		-			617
	Reorganization and other related costs		431			598
	Merger and acquisition related expense		34			998
			6,840			9,333
			12,548			16,117

(3)	Corresponding tax effect		(1,119)			(1,150)

	Amortization of acquired intangibles assets related to equity method investments		214			198
			$11,643			$15,165

(4)	Weighted average number of ordinary shares outstanding- Diluted	53,722		53,745	52,778		53,473

Stratasys Ltd.
Reconciliation of GAAP to Non-GAAP Results of Operations

		Six Months Ended June 30,
		2018	Non-GAAP	2018	2017	Non-GAAP	2017
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$159,297	$11,307	$170,604	$160,272	$13,398	$173,670
	Operating income (loss) (1,2)	(8,394)	23,935	15,541	(17,674)	32,775	15,101
	Net income (loss) attributable to Stratasys Ltd. (1,2,3)	(16,592)	27,406	10,814	(19,844)	31,430	11,586
	Net income (loss) per diluted share attributable to Stratasys Ltd. (4)	$(0.33)	$0.53	$0.20	$(0.38)	$0.60	$0.22

(1)	Acquired intangible assets amortization expense		10,424			11,393
	Non-cash stock-based compensation expense		829			1,442
	Reorganization and other related costs		54			231
	Merger and acquisition related expense		-			332
			11,307			13,398

(2)	Acquired intangible assets amortization expense		5,097			5,132
	Non-cash stock-based compensation expense		6,864			7,793
	Change in fair value of obligations in connection with acquisitions		-			1,313
	Reorganization and other related costs		2,102			2,284
	Gain from sale of plant and property		(1,563)			-
	Merger and acquisition related expense		128			2,855
			12,628			19,377
			23,935			32,775

(3)	Corresponding tax effect		(1,911)			(1,735)

	Amortization of acquired intangibles assets related to equity method investments		5,382			390
			$27,406			$31,430

(4)	Weighted average number of ordinary shares outstanding- Diluted	53,689		53,732	52,733		53,406

Stratasys Ltd.

Reconciliation of GAAP to Non-GAAP Forward Looking Guidance

Fiscal Year 2018

(in millions, except per share data)
GAAP net loss	($41) to ($25)

Adjustments
Stock-based compensation expense	$17 to $19
Intangible assets amortization expense	$32 to $34
Reorganization and other related costs	$7 to $9
Tax expense related to Non-GAAP adjustments	($4) to ($5)

Non-GAAP net income	$16 to $27

GAAP loss per share	($0.75) to ($0.46)

Non-GAAP diluted earnings per share	$0.30 to $0.50